The Flexi Group Holdings Ltd

Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6

Changkat Semantan, Bukit Damansara

50490 Kuala Lumpur, Malaysia

January 4, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Flexi Group Holdings Ltd

Registration Statement on Form F-4

File No. 333-269739

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, The Flexi Group Holdings Ltd (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”), be accelerated so that the same will become effective at 5:00

p.m. Eastern Time on Monday, January 8, 2024, or as soon thereafter as possible.

Please notify Christopher Haunschild of Lucosky Brookman LLP, counsel to the Company, at (212) 417- 8160, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

* * * *

Sincerely,

THE FLEXI GROUP HOLDINGS LTD

By:	/s/ Christopher I. Edwards
Name:	Christopher I. Edwards
Title:	Chief Executive Officer